File No. 70-10154

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                                   GULF POWER COMPANY
270 Peachtree Street, N.W.                                 One Energy Place
  Atlanta, Georgia 30303                               Pensacola, Florida 32520

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

      Tommy Chisholm                                        Susan D. Ritenour
         Secretary                                       Secretary and Treasurer
   The Southern Company                                    Gulf Power Company
270 Peachtree Street, N.W.                                  One Energy Place
  Atlanta, Georgia 30303                                Pensacola, Florida 32520

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

       Thomas A. Fanning                               John D. McLanahan, Esq.
Executive Vice President, Chief                         Troutman Sanders LLP
Financial Officer and Treasurer                      600 Peachtree Street, N.E.
     The Southern Company                                    Suite 5200
   270 Peachtree Street, NW                         Atlanta, Georgia  30308-2216
    Atlanta, Georgia 30303



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The Application pending in the foregoing file is amended and restated in its entirety as follows.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

         Gulf Power Company ("Gulf") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Gulf proposes to organize one or more subsidiaries for the purpose of effecting various financing transactions from time to time through December 31, 2006 involving the issuance and sale of up to an aggregate of $150,000,000 of Preferred Securities (as hereinafter defined), as described herein.

         In connection with the issuance of Preferred Securities, Gulf proposes to organize one or more separate subsidiaries as a business trust under the laws of the State of Florida or a statutory trust under the laws of the State of Delaware or other comparable trust in any jurisdiction considered advantageous by Gulf or any other entity or structure, foreign or domestic, that is considered advantageous by Gulf. The subsidiaries to be so organized are hereinafter referred to individually as a "Trust" and collectively as the "Trusts." Gulf requests that the Securities and Exchange Commission (the "Commission") reserve jurisdiction over the use of a foreign entity as a Trust.

         The ability to use Trusts in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a Trust is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. However, decreasing tax exposure is usually not the primary goal when establishing a Trust. Because of the potential significant

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non-tax benefits of such transactions, as discussed below, use of a Trust can benefit an issuer even without a net improvement in its tax position.

         Trusts can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Trusts can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus, they represent potential new sources of capital.

         The respective Trusts then will issue and sell from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation amount or preference per security.

         Gulf has outstanding a total of $115,000,000 of Preferred Securities issued through Trusts as of June 30, 2003. These were issued through Trusts rather than directly by Gulf as subordinated debt because certain rating agencies recognize Preferred Securities issued through Trusts as having more equity content than directly issued subordinated debt.

         Transactions of the Trusts are reported by Gulf on its financial statements, and it is desirable for Gulf to continue to maintain a degree of similarity in its financial statements by issuing Preferred Securities through the Trusts rather than directly issuing subordinated debt. In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both


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Liabilities and Equity," which requires reclassification of certain financial instruments within its scope, including shares that are mandatorily redeemable, as liabilities. Statement No. 150 is currently effective. In accordance with Statement No. 150, Gulf reclassified $115,000,000 of its outstanding mandatorily redeemable Preferred Securities as liabilities effective July 1, 2003. The implementation of Statement No. 150 did not have a material effect on Gulf's Statements of Income and Cash Flows.

         Gulf will acquire all of the common stock of any Trust for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Trust (i.e., the aggregate of the equity accounts of such Trust) (the aggregate of such investment by Gulf being herein referred to as the "Equity Contribution"). Gulf may issue and sell to any Trust, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Trust will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, Gulf may enter into a loan agreement or agreements with any Trust under which such Trust will loan to Gulf (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Trust and the proceeds from the sale of the Preferred Securities by such Trust from time to time, and Gulf will issue to such Trust Notes evidencing such borrowings.

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         Gulf represents that it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent. Gulf further represents that no guarantees or other securities may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of Gulf that are rated are rated investment grade; and (iii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities and Exchange Act of 1934, as amended. Gulf requests that it be permitted to issue a security that does not satisfy the foregoing conditions if the requirements of Rule 52(a)(i) and Rule 52(a)(iii) are met and the issue and sale of the security have been expressly authorized by the Florida Public
Service Commission.1 Gulf also requests the Commission to reserve jurisdiction over any guaranties or securities that do not satisfy these conditions.

         Gulf also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Trust if and to the extent such Trust has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Trust or redemption of the Preferred Securities of such Trust and (iii) certain additional amounts that may be

____________


1 Gulf is a Maine corporation doing business in the State of Florida and does not do business in the State of Maine.

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payable in respect of such Preferred Securities. Gulf's credit would support any such Guaranty.

         Each Note will have a term of up to 50 years. Prior to maturity, Gulf will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Trust's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock of such Trust. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Trust issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, Gulf may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Trust will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Trust's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Notes issued by Gulf with respect thereto.

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         The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of Gulf and will have no cross-default provisions with respect to other indebtedness of Gulf
- i.e., a default under any other outstanding indebtedness of Gulf would not result in a default under any Note or Guaranty. However, Gulf may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

         It is expected that Gulf's interest payments on the Notes will be deductible for federal income tax purposes and that each Trust will be treated as a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Gulf will be deemed to have received distributions in respect of their ownership interests in the respective Trust and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Trust issuing such series (with the consent or at the direction of Gulf) at a price equal to their par or stated value or liquidation amount or preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Trust is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received


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on the Notes issued to such Trust, or (y) it is determined that the interest payments by Gulf on the related Notes are not deductible for income tax purposes, or (z) such Trust becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. Gulf also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Trust for the Notes or other junior subordinated debt issued to such Trust. In addition, rather than issuing Preferred Securities of a Trust, Gulf may instead issue Notes or other junior subordinated debt directly to purchasers.

         In the event that any Trust is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Trust may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Trust will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, Gulf's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Trust is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, Gulf may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Trust, after the payment of such taxes, shall result in the Trust's having such funds as it would have had in the absence of such payment of taxes.

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         In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Trust, the holders of the Preferred Securities of such Trust will be entitled to receive, out of the assets of such Trust available for distribution to its shareholders, an amount equal to the par or stated value or liquidation amount or preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

         The constituent instruments of each Trust, including its Trust Agreement, will provide, among other things, that such Trust's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to Gulf of (i) the proceeds thereof and (ii) the Equity Contribution to such Trust, and certain other related activities. Accordingly, it is proposed that no Trust's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Trust to maintain an appropriate capital structure.

         Each Trust's constituent instruments will further state that its common stock is not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Gulf (or permitted successor), and that Gulf (or permitted successor) will pay all expenses of such Trust.

         The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

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         Gulf will file, on a quarterly basis corresponding with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, the information required pursuant to Rule 24 with respect to any Trust organized or otherwise acquired pursuant to this filing. Such filings, if any, will include a representation that the financial statements of Gulf shall account for any Trust in accordance with generally accepted accounting principles and shall further disclose, with respect to any such Trust, (i) the name of the Trust; (ii) the value of Gulf's investment account in such Trust; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the Trust by Gulf; (v) the type of corporate entity; (vi) the percentage owned by Gulf; (vii) the identification of other owners if not 100% owned by Gulf; (viii) the purpose of the investment in the Trusts and (ix) the amounts and types of securities to be issued by the Trusts. To the extent any securities are issued by any entity pursuant to this filing, which securities are not set forth on the balance sheet of Gulf, then the terms and conditions of such securities will be included in the applicable report filed pursuant to Rule 24.

         Gulf will use the proceeds from the sale of the securities described herein in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

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         Gulf has a total amount of $115,000,000 Preferred Securities currently outstanding. Pursuant to existing orders of the Commission, Gulf is currently authorized to effect the issuance of Preferred Securities up to an aggregate principal amount of $30,000,000 prior to December 31, 2005 (set forth in Commission File No. 70-8461 (HCAR No. 26817, dated January 16, 1998) and Commission File No. 70-8461 (HCAR No. 27417, dated June 8, 2001)). Gulf proposes that the authorization of $150,000,000 sought in this file would supersede and replace, with respect to Gulf, the remaining authorization in File No. 70-8461 and be effective immediately upon the date of the Commission's order herein.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $550,000. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Gulf considers that Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45, 52 and 54 thereunder are applicable to the proposed transactions.

         The issuance of the Notes and Guarantees to the Trusts will be exempt from Sections 6(a), 7 and 12(b) of the Act by virtue of Rules 52(a) and 45(b)(1) thereunder.

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         Rule 54 Analysis: The proposed transactions are also subject to Rule
54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At June 30, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs as approximately $343.6 million, or 6.92% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of June 30, 2003 ($4.964 billion).2

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule

______________

2 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GMAOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or to SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $393 million as of June 30, 2003.

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53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a)
and 53(b) are satisfied.


ITEM 4.  REGULATORY APPROVAL

         The issuance of the Notes by Gulf has been or will have been authorized by the Florida Public Service Commission.

         No other state commission (except as aforesaid) has jurisdiction with respect to the proposed transactions and no federal commission (other than the Securities and Exchange Commission) has jurisdiction with respect thereto. Gulf considers that the Trusts will be exempt from regulation under the Investment Company Act of 1940, as amended, pursuant to the "finance company" exemption afforded by Rule 3a-5 under such Act.


ITEM 5.  PROCEDURE

         Gulf hereby requests that the Commission's order be issued as soon as the rules allow because it has the opportunity to lower its cost of funds under current, favorable market conditions. Gulf hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits

                    A-1  - Form of Trust Agreement.*

                    A-2  - Form of Amended and Restated Trust Agreement.*

                    B-1  - Subordinated Note Indenture between Gulf Power
                           Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) (Designated in Form 8-K dated January 27, 1997, File No. 0-2429 as Exhibit 4.1.)

                    B-2  - Form of Supplemental Indenture to Subordinated Note
                           Indenture between Gulf Power Company and JPMorgan Chase Bank.*

                    B-3  - Form of Guarantee with respect to Preferred
                           Securities.*

                    C    - Registration Statement pursuant to the Securities Act
                           of 1933, as amended. (Filed Electronically April 11, 2003 File No. 333-104449.)

                    F    - Opinion of Beggs & Lane.*

                    G    - Form of Notice.*

*Previously Filed.

         Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.

                           Balance Sheet of Gulf at June 30, 2003. (Designated
                  in Gulf's Form 10-Q for the quarter ended June 30, 2003, File No. 0-2429.)

                           Statements of income of Gulf for the period ended
                  June 30, 2003. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 2003, File No. 0-2429.)

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         Since June 30, 2003, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Gulf from that set forth in or contemplated by the foregoing financial statements.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Gulf's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 17, 2003                               GULF POWER COMPANY



                                                  By: /s/Wayne Boston
                                                        Wayne Boston
                                                    Assistant Secretary


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